Exhibit 4.14

RESOLUTION OF THE RETIREMENT PLAN COMMITTEE
OF
LANDS' END, INC.

                Acting pursuant to its authority under Section 10.1(g) of the Lands'End, Inc. Retirement Plan ("Plan"), the Retirement Plan Committee of Lands' End, Inc., as administrator of the Plan, hereby adopts the following:

SECOND AMENDMENT TO THE
LANDS' END, INC. RETIREMENT PLAN
(AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 1997)

                WHEREAS, Lands' End, Inc. (the "Company") has heretofore adopted and maintains the Lands' End, Inc. Retirement Plan, as amended and restated effective January 1, 1997 (the "Plan"), for the benefit of employees of the Company; and

                WHEREAS, Section 12.1 of the Plan retains for the Company the right to amend the Plan from time to time; and

                WHEREAS, pursuant to Section 10.1(g) of the Plan, the Plan administrator is empowered to "make such amendments and modifications to the plan as shall be reasonably necessary to establish and maintain the plan's qualified status under Section 401(a) of the [Internal Revenue] Code"; and

                WHEREAS, amendment of the Plan is now considered desirable to incorporate certain changes required or permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"); and

                WHEREAS, this amendment is intended as good faith compliance with the requirements of EGTRRA and is to be construed in accordance with EGTRRA and guidance issued thereunder; and

                WHEREAS, this amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this Amendment.

                NOW, THEREFORE, IT IS RESOLVED by virtue and in exercise of the power reserved to (i) the Company by the Section 12.1 of the Plan, and (ii) the retirement plan committee (as Plan administrator) under Section 10.1(g) of the Plan, the Plan is hereby amended, effective as of the January 1, 2002, or as otherwise provided herein with respect to certain designated sections, in the following particulars:

                1. Effective January 1, 2003, the second sentence of Section 3.1 of the Plan is hereby amended by replacing the existing language with the following:

"No participant shall be permitted to have elective contributions made under the plan, or any other qualified plan maintained by an employer during any taxable year, in excess of the dollar limitation contained in Section 402(g) of the Code in effect for such taxable year, except to the extent permitted under section 3.8 and Section 414(v) of the Code, if applicable."

                2. Section 3.4(e) of the Plan is hereby amended by replacing the existing language with the following:

"The annual compensation of each participant taken into account in determining allocations for any plan year beginning after December 31, 2001, that exceeds $200,000, as adjusted for cost-of-living increases in accordance with Section 401(a)(17)(B) of the Code. Annual compensation means compensation during the plan year or such other consecutive 12-month period over which compensation is otherwise determined under the plan (the "determination period"). The cost-of-living adjustment in effect for a calendar year applies to annual compensation for the determination period that begins with or within such calendar year."

                3. Effective January 1, 2003, Section 3.8 of the Plan is hereby established as follows:

"All participants who have attained age 50 before the close of the plan year shall be eligible to make 'catch-up contributions' in accordance with, and subject to the limitations of, Section 414(v) of the Code. Such 'catch-up contributions' shall not be taken into account for purposes of the provisions of the plan implementing the required limitations of Sections 402(g) and 415 of the Code. Further, the plan shall not be treated as failing to satisfy the provisions of the plan implementing the requirements of Sections 401(k)(3), 401(k)(11), 401(k)(12), 410(b), or 416 of the Code, as applicable, by reason of the making of such 'catch-up contributions.' Notwithstanding anything to the contrary herein, catch-up contributions shall not be considered participating elective contributions (as defined in section 3.1) for purposes of calculating employer matching contributions (as described in section 4.1(a)). The plan administrator may, from time to time, establish such rules and procedures as it deems appropriate to administer catch-up contributions."

                4. Effective January 1, 2003, the first sentence of Section 8.2 of the plan is hereby amended by replacing the existing language with the following:

"Except to the extent permitted under section 3.8 of the plan and Section 414(v) of the Code, if applicable, if a participant in the plan is not covered by a defined benefit plan maintained by an employer, the annual addition that may be contributed or allocated to a participant's account under the plan for any limitation year shall not exceed the lesser of $40,000, as adjusted for increases in the cost-of-living under Section 415(d) of the Code, or 100 percent of the participant's compensation, within the meaning of section 415(c)(3) of the Code (and as further defined at section 3.4 of the Plan),for the limitation year. The compensation limit referred to in (b) shall not apply to any contribution for medical benefits after separation from service (within the meaning of Section 401(h) or Section 419A(f)(2) of the Code) which is otherwise treated as an annual addition."

                5.  Effective for Plan Years beginning after December 31, 2001, section 13.5 EGTRRA Provisions of the Plan is hereby established and the following provisions shall apply for purposes for determining whether the Plan is a top-heavy plan:

(a)  Key employee. Key employee means any employee or former employee (including any deceased employee) who at any time during the plan year that includes the determinate date was an officer of the employer having annual compensation greater than $130,000 (as adjusted under section 416(i)(1) of the Code for Plan years beginning after December 31, 2002), a 5-percent owner of the employer, or a 1-percent owner of the employer having annual compensation of more than $150,000. For this purpose, annual compensation means compensation within the meaning of section 415(c)(3) of the Code, and as further described in section 3.4. The determination of who is a key employee will be made in accordance with section 416(i)(l) of the Code and the applicable regulations and other guidance of general applicability issued thereunder.

(b)  Matching contributions. Employer Matching contributions shall be taken into account for purposes of satisfying the minimum contribution requirements of section 416(c)(2) of the Code and the Plan. The preceding sentence shall apply with respect to Employer Contributions that are matching contributions under the Plan or, if the Plan provides that the minimum contribution retirement shall be met in another plan, such other plan. Employer matching contributions that are used to satisfy the minimum contribution requirements shall be treated as matching contributions for purposes of the actual contribution percentage test and other requirements of section 401(m) of the Code.

                FURTHER RESOLVED that the Plan committee and other appropriate officers of the Company be, and they hereby are, authorized to take any and all other actions reasonably necessary or advisable in order to carry out the purpose of the foregoing resolution.

The foregoing resolutions were adopted by the Retirement Plan Committee of Lands' End, Inc. as of this 19th day of December, 2002.

/s/ Kelly Ritchie Kelly Ritchie Sr. Vice President, Employee Services	/s/ Donald R. Hughes Donald R. Hughes Sr. Vice President, CFO

/s/ Francis P. Schaecher Francis P. Schaecher Sr. Vice President, Operations	/s/ Mary Ann Reichling Mary Ann Reichling Manager, Compensation & Benefits

/s/ Joseph D. Meudt Joseph D. Meudt Retirement Plan Committee Member	/s/ Donald Parks Donald Parks Retirement Plan Committee Member

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